August 18, 2010

VIA EDGAR

Ms. Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street NE

Washington D.C.  20549-8626

RE:

Clough Global Opportunities Fund (the “Registrant” or the “Fund”)

Investment Company Act File No. 811-21846

Dear Ms. DiAngelo,

On behalf of the Registrant, this letter responds to your comments communicated orally to ALPS Fund Services, Inc. (“ALPS”), the administrator of the Registrant, on July 21, 2010, with respect to the review of the Registrant by the Securities and Exchange Commission (the “Commission”). You  noted that certain of the comments are follow up remarks to comments delivered by you on June 17, 2010, and the Registrant’s responses thereto filed with the Commission on July 15, 2010. You stated that the purpose of the Commission’s review was designed to ensure that the filings made by the Registrant with the Commission, including the accompanying Registrant disclosures, complied with the Sarbanes-Oxley Act of 2002.

Set forth in the numbered paragraphs below are your comments of July 21, 2010, followed by the Registrant’s responses.  In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR within thirty (30) days of receipt of your comments.

1)

Comment:

On June 17, 2010 you delivered the following comment:

 Per Rule 17g-1(g)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”), the Registrant is required to file with the Commission a copy of its fidelity bond via a 40-17g filing and, amongst other items, include in the filing a statement showing the amount of the single insured bond which the Registrant would have provided and maintained had it not been named as an insured under a joint insured bond. You stated that the Registrant’s filing pursuant to Rule 17G-1(g) of the 1940 Act as filed with the Commission via a 40-17g filing on August 7, 2009, contains a statement in the correspondence letter to the Commission that the fidelity bond is a joint policy with the Clough Global Allocation Fund and Clough Global Equity Fund, and if the bond insured only the Registrant, and was not a joint policy, the liability would be $1,500,000.  You stated that the Clough Global Allocation Fund’s 40-17g filing filed on August 7, 2009, with the Commission contains a statement in the correspondence letter to the Commission that the fidelity bond is a joint policy with the Registrant and Clough Global Equity Fund, and if the bond insured only the Clough Global Allocation Fund, and was not a joint policy, the liability would be $1,000,000.  You further stated that the Clough Global Equity Fund’s fidelity bond filing filed with the Commission on August 7, 2009, notes that the fidelity bond  is a joint policy with the Clough Global Allocation Fund and the Registrant, and if the bond insured only the Clough Global Equity  Fund, and was not a joint policy, the liability would be $1,000,000.  You noted that the Registrant’s fidelity bond filed with the Commission on August 7, 2009, has a coverage limit of $2,500,000 and questioned whether it should be $3,500,000.

You noted that the Registrant’s response as follows on June 17, 2010, did not adequately address your concern as to whether the Registrant’s fidelity bond policy is in compliance with Rule 17g-1:

The joint fidelity bond coverage limit for the Registrant, Clough Global Equity Fund and Clough Global Allocation Fund is $2,500,000.  Each has a right to claim individually amounts that if all claimed together would exceed the total coverage of the joint fidelity bond.  The Fidelity bond filed with the Commission on August 7, 2009 states the correct coverage limit.

Response:

Rule 17g-1(d)(2) states that,  “a joint insured bond shall be in amount at least equal to the sum of the total amount of coverage which each registered management investment company named as an insured would have been required to provide and maintain individually pursuant to the schedule hereinabove [redacted] had each such registered management investment company not been named under a joint insured bond.” For purposes of the fidelity bond filed with the Commission on August 7, 2009, the Registrant had approximately $922 million gross assets at the end of the most recent fiscal quarter prior to the fidelity bond and thus under Rule 17g-1(d)(1) was required to have a minimum bond of $1,000,000. The Clough Global Equity Fund (“GLQ”) had approximately $350 million gross assets at the end of the most recent fiscal quarter prior to the fidelity bond and thus under Rule 17g-1(d)(1) was required to have a minimum bond of $750,000.  The Clough Global Allocation Fund (“GLV”) had approximately $218 million gross assets at the end of the most recent fiscal quarter prior to the fidelity bond and thus under Rule 17g-1(d)(1) was required to have a minimum bond of $600,000. Pursuant to Rule 17g-1(d)(2), the sum of the total amount of coverage for the Registrant, GLQ and GLV was $2.35 million.  The Registrant’s, GLQ’s and GLV’s joint fidelity bond filed with the Commission on August 7, 2009 had coverage of $2.5 million thus exceeding the minimum requirements under Rule 17g-1(d)(2).  However, the cover letter filed with the Commission on August 7, 2009; by the Registrant incorrectly stated that the GLV and GLQ would have had a $1 million policy and the Registrant would have a $1.5 million policy. The cover letter should have stated that the GLV would have had a $600,000 policy, GLQ would have had a $750,000 policy and the Registrant would have had a $1,000,000 policy.  The Registrant will ensure that future cover letters filed with the Commission pursuant to Rule 17g-1 state the correct coverage minimums.

3)

Comment:

You provided several comments regarding the Registrant’s Form N-CSR filing for its fiscal year ended March 31, 2010, as filed on June 7, 2010:

(a)   In Note 6 to the Financial Statements “Leverage”, you noted that the Registrant has entered into a Committed Facility Agreement (the “Facility”) with BNP Paribas Prime Brokerage, Inc. (“BNP”) that allows the Fund to borrow up to a certain limit and in turn BNP has the ability to register certain collateral (“Collateral”) delivered by the Registrant to BNP in its own name or in another name other than the Registrant to pledge, re-pledge, sell, lend or otherwise transfer or use the collateral (the “Hypothecated Securities”). You inquired as to whether the reference to registering a security in the name of BNP meant registering the securities for resale under the Securities Act of 1933. You also questioned whether the Hypothecated Securities are treated as a senior security under Section 18(a)(1) of the 1940 Act and thus are subject to an asset coverage test of 300%.

(b)    You stated that Note 6 to the Financial Statements “Leverage” contains language that is unclear as to the nature of the Hypothecated Securities.  You requested that the Registrant revise this footnote to make this disclosure more easily understood by the investor.

(c)  You stated that pursuant to Rule 4-08 (b) of Regulation S-X and accounting guidance thereto, the Registrant should denote in the statement of investments all Hypothecated Securities pursuant to the Facility.

(d)  In Note 6 to the Financial Statements “Leverage”, you noted that as of March 31, 2010, the value of the Registrant’s securities on loan was $33,033,465.  You stated that in terms of Rule 17f-2 of the 1940 Act and guidance related thereto, a registered investment company must not have on loan more than one-third of its total asset value (determined a the time of the loan) and questioned whether the Registrant was compliant with this.

Response:

(a)  The discussion of registering securities in the name of BNP means the act of reflecting BNP as the owner of record of the securities in the stock or note transfer records of the registrar of the applicable security, the records of a broker-dealer or the records of a securities depository, not registering the securities for resale under the Securities Act of 1933.

As described more fully in the response (b) below, the financing arrangement consists of a committed facility agreement and a separate lending agreement. The Registrant understands that borrowings under the committed facility agreement are subject to the asset coverage requirements of Section 18 of the 1940 Act and, as noted in its response letter on July 15, 2010, the Registrant confirms that it has met the 300% asset coverage test imposed by Section 18(a)(1) of the 1940 Act when it has borrowed through the Facility. As noted above, any securities lent or hypothecated to BNP and any rehypothecation by BNP is done pursuant to a separate lending agreement and, other than the fact that the securities being lent to BNP come from the assets pledged as Collateral for borrowings under the committed facility agreement, the two activities are not related and should be analyzed separately by the 1940 Act. Under guidelines established by the Commission relating to securities lending activities, the Registrant does not believe that the rehypothecation of the hypothecated securities is subject to the 300% asset coverage test under Section 18(a)(1) of the 1940 Act.

The Commission has provided protocol regarding securities loan transactions. More importantly, to the Registrant’s knowledge, the Commission has not stipulated that securities lent by an investment company not be rehypothecated by the borrower, nor has the Commission established any limitations to such rehypothecation. When the Commission has considered securities lending activities by investment companies (but not by the persons to which an investment company has lent the securities), the Commission has largely framed its analysis primarily in terms of Rule 17f-2  of the 1940 Act. In that context, it has articulated certain guidelines it deems applicable to such securities loans.  Specifically:

(1)

The loan must be secured by cash collateral, U.S. government or agency securities or bank standby letters of credit in an amount at least equal to the market value, determined daily, of the loaned securities.

(2)

The fund must retain the right to receive dividends, interest and other distributions on the loaned securities.

(3)

The borrower must pay the fund a reasonable return on the loan, which could include by the fund’s investment of cash collateral in high yielding short-term investments.

(4)

The fees paid by the fund in connection with the loan must be limited to reasonable custodial fees and, under certain conditions, brokerage fees to “placing brokers.”

(5)

The fund must obtain the ability to vote the loaned securities if a material event occurs (including, if necessary, by calling the loan in time to vote or by entering into a legally enforceable agreement with the borrower relating to voting).

(6)

The fund must be entitled to terminate the loan at any time, and the borrower must redeliver the securities within the normal settlement time.

(7)

The fund must not have on loan more than one-third of its total asset value (determined at the time of the loan).  The fund may include as part of its assets the assets it receives as collateral for loans of its portfolio securities.

See, e.g., State Street Bank and Trust Company, 1972 SEC No-Act LEXIS 4607 (Sept. 29, 1972); State Street Bank and Trust Company, 1972 SEC No-Act 4798 (Jan. 29, 1972).

The Registrant believes that the rehypothecation of the collateral by BNP under the Facility is consistent and economically equivalent with guidelines established by the Commission. The Collateral that is rehypothecated by BNP does not exceed the amount of the loan proceeds under the Facility, thus ensuring that the Registrant will have received value equivalent to the value of the collateral that is being rehypothecated.  The market value of the rehypothecated collateral is determined on a daily basis, and if necessary, appropriate adjustments are made.  The Registrant receives the right to receive dividends, interest and other distributions with respect to the collateral.  The Registrant is able to vote the collateral, including, if necessary, by calling for the return of the hypothecated securities in time to vote.  The Registrant has the right to repay the borrowings under the Facility at any time, thereby securing the prompt return of the collateral.

Nevertheless, because BNP’s ability to borrow securities from the pledged collateral is limited to the amount of the Registrant’s outstanding borrowings (and the amount of borrowed securities are marked-to-market daily) and the amount of the Registrant’s borrowings (at the time of borrowing) is limited such that the Registrant must maintain a 300% asset coverage at the time of borrowing, BNP is effectively limited to a 300% asset coverage for any rehypothecated securities (i.e. one-third of the Registrant’s total asset value).

 (b)  The Registrant will revise Note 6 to the Financial Statements “Leverage” going forward as follows:

 In January 2009, the Fund entered into a financing package that includes a Committed Facility Agreement (the “Agreement”) with BNP Paribas Prime Brokerage, Inc. (“BNP”) that allowed the Fund to borrow up to an initial limit of $_______ (the “Initial Limit”) and a Lending Agreement, as defined below. During the year ended March 31, 201_, Fund and BNP amended the Agreement to increase the borrowing limit on several occasions, subject to the applicable asset coverage requirements of Section 18 of the 1940 Act. In _____of 201__ the Fund borrowed additional amounts of $____, and $______, respectively. Borrowings under the Agreement are secured by assets of the Fund that are held by the Fund’s custodian in a separate account (the “pledged collateral”). The Fund may, with 30 days notice, reduce the Maximum Commitment Financing (Initial Limit amount plus the increased borrowing amount in excess of the Initial Limit) to a lesser amount if drawing on the full amount would result in a violation of the applicable asset coverage requirement of Section 18 of the 1940 Act.  Interest is charged at the three month LIBOR (London Inter-bank Offered Rate) plus 1.10% on the amount borrowed and 1.00% on the undrawn balance. The Fund also pays a one time Arrangement fee of 0.25% on (i) the Initial Limit and (ii) any increased borrowing amount in the excess of the Initial Limit, paid in monthly installments for the six months immediately following the date on which borrowings were drawn by the Fund. The Arrangement fee paid for the year ended March 31, 201_ totaled $____ and is included in Other expenses in the Statement of Operations. For the year ended March 31, 201_, the average amount borrowed under the agreement and the average interest rate for the amount borrowed were $_____ and ___% respectively. As of March 31, 201_, the amount of such outstanding borrowings is $____. The interest rate applicable to the borrowings on March 31, 201_ was ___%.

The Lending Agreement is a separate side-agreement between the Fund and BNP pursuant to which BNP may borrow a portion of the pledged collateral (the “Lent Securities”) in an amount not to exceed the outstanding borrowings owed by the Fund to BNP under the Agreement. The Lending Agreement is intended to permit the Fund to significantly reduce the cost of its borrowings under the Agreement.  BNP has the ability to reregister the Lent Securities in its own name or in another name other than the Fund to pledge, re-pledge, sell, lend or otherwise transfer or use the collateral with all attendant rights of ownership. (It is the Fund’s understanding that BNP will perform due diligence to determine the creditworthiness of any party that borrows Lent Securities from BNP.) The Fund may designate any security within the pledged collateral as ineligible to be a Lent Security, provided there are eligible securities within the pledged collateral in an amount equal to the outstanding borrowing owed by the Fund. During the period in which the Lent Securities are outstanding, BNP must remit payment to the Fund equal to the amount of all dividends, interest or other distributions earned or made by the Lent Securities.

Under the terms of the Lending Agreement, the Lent Securities are marked to market daily, and if the value of the Lent Securities exceeds the value of the then-outstanding borrowings owed by the Fund to BNP under the Agreement (the “Current Borrowings”), BNP must, on that day, either (1) return Lent Securities to the Fund’s custodian in an amount sufficient to cause the value of the outstanding Lent Securities to equal the Current Borrowings; or (2) post cash collateral with the Fund’s custodian equal to the difference between the value of the Lent Securities and the value of the Current Borrowings. If BNP fails to perform either of these actions as required, the Fund will recall securities, as discussed below, in an amount sufficient to cause the value of the outstanding Lent Securities to equal the Current Borrowings.  The Fund can recall any of the Lent Securities and BNP shall, to the extent commercially possible, return such security or equivalent security to the Fund’s custodian no later than three business days after such request. If the Fund recalls a Lent Security pursuant to the Lending Agreement, and BNP fails to return the Lent Securities or equivalent securities in a timely fashion, BNP shall remain liable to the Fund’s custodian for the ultimate delivery of such Lent Securities, or equivalent securities, and for any buy-in costs that the executing broker for the sales transaction may impose with respect to the failure to deliver. The Fund shall also have the right to apply and set-off an amount equal to one hundred percent (100%) of the then-current fair market value of such Lent Securities against the Current Borrowings.  As of March 31, 201_, the value of securities on loan was $______.

The Board of Trustees has approved the Agreement and the Lending Agreement. No violations of the Agreement or the Lending Agreement have occurred during the fiscal year ended March 31, 201_.

The Fund receives income from BNP based on the value of the Lent Securities. This income is recorded as Hypothecated Securities Income on the Statement of Operations. The interest incurred on borrowed amounts is recorded as Interest on Loan in the Statement of Operations, a part of Total Expenses. Total Expenses are used to calculate some of the ratios shown in the Financial Highlights. This differs from the way the dividends paid on the AMPS were recorded in prior years as those amounts were excluded from Total Expenses on the Statement of Operations. This change in presentation, based on accounting principles generally accepted in the U.S., can cause the ratio of expenses to average net assets (as shown in the Financial Highlights) to increase compared to prior fiscal years. This is a reflection of how the information is presented on the financial statements, rather than a true increase in the cost of leverage (financing vs. the AMPS now redeemed).

(c)   Commencing with the Registrant’s Form N-Q filing for the period ended June 30, 2010, the Registrant will begin footnoting in the Statement of Investments securities out on loan under the Facility.

 (d)  Under the Facility, the Registrant has not loaned to BNP more than one-third of its total asset value. Please see response (3)(a) above for further details.

*****

In connection with the Commission’s review of filings made by the Registrant, including the accompany Registrant disclosures in view of compliance with the Sarbanes-Oxley Act of 2002, as described herein, the Registrant hereby acknowledges that:

(i)

The Registrant is responsible for the adequacy and accuracy of the disclosures in its filings;

(ii)

Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(iii)

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please feel free to contact the undersigned at 720.917.0602 should you have any questions.

Sincerely,

/s/ Erin E. Douglas________

Erin E. Douglas, Esq.

Secretary, Clough Global Opportunities Fund

cc:

Board of Trustees, Clough Global Opportunities Fund

Jeremy O. May, Treasurer, Clough Global Opportunities Fund

Dawn Cotten, Assistant Treasurer, Clough Global Opportunities Fund

Michael Akins, Chief Compliance Officer, Clough Global Opportunities Fund

Philip Niehoff, Esq., Mayer Brown LLP

Michele Hansen, Deloitte & Touche LLP

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